UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

3 Orchard Place

London SW1H 0BF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

EXPLANATORY NOTE

Attached hereto and incorporated by reference herein are the notice and proxy materials related to the Annual General Meeting of Shareholders of Arqit Quantum Inc. (“Arqit”) to be held on September 8, 2026.

In addition, Arqit confirms that its outstanding publicly traded warrants, which are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “ARQQW” (the “Public Warrants”), will expire in accordance with their terms at 5:00 pm New York time on September 3, 2026.  In connection with the expiration of the Public Warrants, Arqit expects Nasdaq to suspend trading of the Public Warrants following market close on September 2, 2026, and the Public Warrants will be delisted from Nasdaq.

Exhibit List

Exhibit No.	Description
99.1	Notice and Proxy Materials for the 2026 Annual General Meeting of Arqit Quantum Inc.
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ Andrew Leaver
Name:	Andrew Leaver
Title:	Chief Executive Officer

Date: August 19, 2026